UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

FIRST COMPLEMENTARY NOTICE TO THE PRICING SUPPLEMENT DATED APRIL 20, 2009

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.)

FLOATING RATE CLASS 8 NOTES DUE 2013 FOR A TOTAL PRINCIPAL AMOUNT OF UP TO PS. 150,000,000

This is the First Complementary Notice to the Pricing Supplement dated April 20, 2009 (the “Pricing Supplement”) corresponding to the Floating Rate Notes due 2013, to be issued by the Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) for a total principal amount of up to Ps. 150,000,000 (the “Notes”). The capitalized terms used in this notice have the meaning assigned to them in the Pricing Supplement.

In accordance with the Pricing Supplement, we inform you that the Issuance Date of the Notes will be May 7, 2009. The Margin of the Notes is 6.75% per annum, and the Principal Amount of the Notes will be Ps. 75,700,000 (seventy five million seven hundred thousand pesos).

Managers and Underwriting Agents

Av. Roque Sáenz Peña 660, 6th Floor (C1035AAO) – City of Buenos Aires Republic of Argentina	Sarmiento 447, 8th Floor (C1041AAI) – City of Buenos Aires Republic of Argentina

The date of this First Complementary Notice is May 5, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: May 7, 2009